ONLINETEL CASH FLOW POSITIVE

Toronto, February 4th, 2003 /CNW/-- Eiger Technology (TSE: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that, further to its previous press release where it was announced that its Onlinetel VoIP subsidiary was running cash flow positive in January, final numbers show that Onlinetel was also cash flow positive for the month of December 2002. Eiger is also pleased to report that Onlinetel revenue in January was $458,077, an increase of $85,854 or 23% over December revenues. Based on this figure, Onlinetel's annualized revenue run rate has now increased to $5.5 million.

"Becoming cash flow positive within the first six months of launching long distance telephony services on our national VoIP network is a validation of the business model Eiger implemented with Onlinetel" said Gerry Racicot, CEO of Eiger. "Unlike other alternative long distance providers who are mostly resellers that spend significant marketing dollars in an attempt to aggregate customers, Onlinetel has focused on being the lowest-cost provider of long distance services on a proprietary VoIP network using unique revenue generating and viral marketing initiatives such as advertising-based free long distance services to aggregate customers. This strategy has created a sustainable competitive advantage for Onlinetel in the alternative long distance market. And this competitive advantage is evidenced by both the acceleration of Onlinetel's top line growth rate and its positive cash flow momentum as compared to the declining margins of our competition." added Mr. Racicot. "Backed by these fundamentals and the growth expectations for the VoIP industry, Eiger expects that Onlinetel will continue to grow its positive cash flow and become profitable in the very near future."


Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.